UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

EVO Transportation & Energy Services, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

26928L 107

(CUSIP Number)

Lance Kravitz

Antara Capital LP

500 Fifth Avenue, Suite 2320

New York, New York 10110

(646) 762 8591

(Name/Address/Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 26928L 107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Antara Capital Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 7,678,404*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,678,404*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,678,404*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.09%†
14	TYPE OF REPORTING PERSON PN

*	Based on 7,678,404 shares of Common Stock (as defined below) issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP.
†

Based on (i) 14,287,263 shares of Common Stock outstanding as of December 4, 2019, in reliance on the Issuer’s Form 10-Q filing for the quarterly period ended March 31, 2019, plus (ii) 7,678,404 shares of Common Stock issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP, plus (iii) 1,240,000 shares of Common Stock issued pursuant to the Equity Issuance (defined below).

CUSIP No. 26928L 107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Antara Capital Fund GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 7,678,404*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,678,404*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,678,404*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.09%†
14	TYPE OF REPORTING PERSON OO

*	Based on 7,678,404 shares of Common Stock (as defined below) issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP.
†

Based on (i) 14,287,263 shares of Common Stock outstanding as of December 4, 2019, in reliance on the Issuer’s Form 10-Q filing for the quarterly period ended March 31, 2019, plus (ii) 7,678,404 shares of Common Stock issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP, plus (iii) 1,240,000 shares of Common Stock issued pursuant to the Equity Issuance (defined below).

CUSIP No. 26928L 107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Antara Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 8,025,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,025,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,025,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.07%†
14	TYPE OF REPORTING PERSON PN

*

Includes (i) 7,678,404 shares of Common Stock (as defined below) issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP, plus (ii) 346,596 shares of Common Stock (as defined below) issuable upon the exercise of the Warrants owned directly by a managed account for which Antara Capital LP serves as investment manager.

†

Based on (i) 14,287,263 shares of Common Stock outstanding as of December 4, 2019, in reliance on the Issuer’s Form 10-Q filing for the quarterly period ended March 31, 2019, plus (ii) 7,678,404 shares of Common Stock issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP, plus (iii) 346,596 shares of Common Stock (as defined below) issuable upon the exercise of the Warrants owned directly by a managed account for which Antara Capital LP serves as investment manager, plus (iv) 1,240,000 shares of Common Stock issued pursuant to the Equity Issuance (defined below).

CUSIP No. 26928L 107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Antara Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 8,025,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,025,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,025,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.07%†
14	TYPE OF REPORTING PERSON OO

*

Includes (i) 7,678,404 shares of Common Stock (as defined below) issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP, plus (ii) 346,596 shares of Common Stock (as defined below) issuable upon the exercise of the Warrants owned directly by a managed account for which Antara Capital LP serves as investment manager.

†

Based on (i) 14,287,263 shares of Common Stock outstanding as of December 4, 2019, in reliance on the Issuer’s Form 10-Q filing for the quarterly period ended March 31, 2019, plus (ii) 7,678,404 shares of Common Stock issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP, plus (iii) 346,596 shares of Common Stock (as defined below) issuable upon the exercise of the Warrants owned directly by a managed account for which Antara Capital LP serves as investment manager, plus (iv) 1,240,000 shares of Common Stock issued pursuant to the Equity Issuance (defined below).

CUSIP No. 26928L 107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Himanshu Gulati
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 8,025,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,025,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,025,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.07%†
14	TYPE OF REPORTING PERSON IN

*

Includes (i) 7,678,404 shares of Common Stock (as defined below) issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP, plus (ii) 346,596 shares of Common Stock (as defined below) issuable upon the exercise of the Warrants owned directly by a managed account for which Antara Capital LP serves as investment.

†

Based on (i) 14,287,263 shares of Common Stock outstanding as of December 4, 2019, in reliance on the Issuer’s Form 10-Q filing for the quarterly period ended March 31, 2019, plus (ii) 7,678,404 shares of Common Stock issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP, plus (iii) 346,596 shares of Common Stock (as defined below) issuable upon the exercise of the Warrants owned directly by a managed account for which Antara Capital LP serves as investment manager, plus (iv) 1,240,000 shares of Common Stock issued pursuant to the Equity Issuance (defined below).

Item 1. Security and Issuer

This Amendment No. 2 (this “Amendment No. 2”) amends the Schedule 13D originally filed on September 27, 2019 (the “Original Schedule 13D”, as amended by Amendment No. 1 filed on October 18, 2019 (“Amendment No. 1”), and together with this Amendment No. 2, this “Schedule 13D”). This Amendment No. 2 relates to the common stock, par value $.0001 (“Common Stock”) of EVO Transportation & Energy Services, Inc. (“EVO” or the “Issuer”). The address of the principal executive office of EVO is 8285 West Lake Pleasant Parkway, Peoria, Arizona 85382.

Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 1 shall have the meanings ascribed to them in the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended by replacing the text contained in Item 5(a) with the following:

(a) The Reporting Persons beneficially own, in the aggregate, 8,025,000 shares of Common Stock, issuable upon exercise of the Warrants (as defined below). For a more detailed description of the Warrants, as amended, see Item 6 of this Schedule 13D, which descriptions are incorporated by reference herein in response to this Item 5.

As described in Item 6(i) below, the Voting Agreement automatically terminated in connection with Antara Master Fund terminating its right to appoint an individual to the board of directors of Issuer. Accordingly, the Reporting Persons do not believe that they may any longer be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by the Voting Agreement Parties or to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act with the Shareholders, and as a result, the interest of the Reporting Persons in securities of EVO do not include the 15,305,663 shares of Common Stock beneficially owned by the Voting Agreement Parties as reported in Amendment No. 1.

The aggregate percentage of Common Stock reported owned by each person named herein is based upon a total of 15,527,263 shares outstanding as of the date hereof, comprised of 14,287,263 shares of Common Stock outstanding as of December 4, 2019, in reliance on the Issuer’s Form 10-Q filing for the quarterly period ended March 31, 2019, plus 1,240,000 shares of Common Stock, issued pursuant to the Equity Issuance (as defined below).

As of the date hereof, the Reporting Persons have the following interest in securities of EVO:

Name	Shares of Common Stock	Percentage of Class Represented
Antara Master Fund	7,678,404	33.09%
Antara Capital	8,025,000	34.07%
Antara GP	8,025,000	34.07%
Antara Fund GP	7,678,404	33.09%
Himanshu Gulati	8,025,000	34.07%

Himanshu Gulati is deemed to have beneficial ownership of the Common Stock owned beneficially by each of the foregoing persons and, for the avoidance of doubt, the Managed Account. Antara Fund GP is deemed to have beneficial ownership of the Common Stock owned beneficially by Antara Master Fund. Antara GP and Antara Capital are deemed to have beneficial ownership of the Common Stock owned beneficially by Antara Master Fund and the Managed Account.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following supplemental information:

(g) Forbearance Agreement and Incremental Amendment to Financing Agreement

Antara Master Fund entered into that certain Forbearance Agreement and Incremental Amendment to Financing Agreement, dated as of February 27, 2020, by and among the Issuer, Antara Master Fund, Cortland Capital Market Services LLC, as administrative agent and collateral agent, and other entities from time to time party thereto (the “Incremental Amendment”). Pursuant to the Incremental Amendment, Antara Master Fund agreed to (a) forbear from exercising certain rights, remedies, powers, privileges and defenses under the Financing Agreement and certain other loan agreements for a specified period of time and (b) provide to the Issuer in the aggregate $3,214,285.71 in additional Term Loan Commitments (as defined in the Financing Agreement). Additionally, the Incremental Amendment provides that the Issuer shall receive additional cash equity contributions in the aggregate amount of $3,100,000 in immediately available funds in consideration of the issuance of 1,240,000 shares of Common Stock to persons unaffiliated with the Reporting Persons (the “Equity Issuance”).

The foregoing summary of the material terms of the Incremental Amendment is not complete and is qualified in its entirety by reference to the text of such Incremental Amendment, a copy of which is filed herewith as Exhibit 1, the terms of which are incorporated herein by reference.

(h) Warrants

In connection with the Incremental Amendment, EVO issued to Antara Master Fund 3,650,000 warrants to purchase Common Stock at $2.50 per share (the “New Warrant”, together with the Loan Warrants, the “Warrants”), subject to certain adjustments. The New Warrant may be exercised for cash or on a cashless basis, pursuant to the terms of such warrants, only during the period (x) commencing the date of the Closing and (y) terminating at 5:00 p.m., New York City time, on February 27, 2030, the date that is ten years from the date of the Closing.

Pursuant to the New Warrant, EVO granted to the holder preemptive rights to purchase its pro rata share, determined based on the number of shares held by holder or into which the applicable warrants are exercisable, of capital stock issued by EVO after the issuance date of the New Warrant, subject to certain excepted issuances.

The foregoing summary of the material terms of the New Warrant is not complete and is qualified in its entirety by reference to the text of the New Warrant, a copy of which is filed herewith as Exhibit 2, the terms of which are incorporated herein by reference.

(i) Director Resignation and Termination of Nomination Agreement

Pursuant to that certain Resignation Letter, dated February 27, 2020, executed by Himanshu Gulati and Antara Master Fund (the “Resignation Letter”), (i) Mr. Gulati resigned from the board of directors of the Issuer and (ii) Antara Master Fund terminated its right to designate an individual to the board of directors of the Issuer pursuant to Section 2.02 of that certain Nomination Agreement, dated September 16, 2019, by and between the Issuer and Antara Master Fund. As a result of the termination of Antara Master Fund’s right to designate an individual to the board of directors of the Issuer pursuant to the Nomination Agreement, the Voting Agreement automatically terminated pursuant to its terms.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended to add the following:

Exhibit	Description

1	Forbearance Agreement and Incremental Amendment to Financing Agreement, dated February 27, 2020, by and among EVO Transportation & Energy Services, Inc., Antara Capital Master Fund LP, Cortland Capital Market Services LLC, as administrative agent and collateral agent, and other entities from time to time party thereto.

2	Warrant, dated February 27, 2020, by and between EVO Transportation & Energy Services, Inc. and Antara Capital Master Fund LP.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANTARA CAPITAL MASTER FUND LP
By:	Antara Capital LP not in its individual corporate capacity, but solely as Investment Advisor and agent

By:	Antara Capital GP LLC, its general partner

By:	/s/ Himanshu Gulati
Name:	Himanshu Gulati
Title:	Managing Member
Date:	March 2, 2020

ANTARA CAPITAL LP
By:	Antara Capital GP LLC, its general partner

By:	/s/ Himanshu Gulati
Name:	Himanshu Gulati
Title:	Managing Member
Date:	March 2, 2020

ANTARA CAPITAL GP LLC

By:	/s/ Himanshu Gulati
Name:	Himanshu Gulati
Title:	Managing Member
Date:	March 2, 2020

ANTARA CAPITAL FUND GP LLC

By:	/s/ Himanshu Gulati
Name:	Himanshu Gulati
Title:	Managing Member
Date:	March 2, 2020

By:	/s/ Himanshu Gulati
Himanshu Gulati, an individual
Date: March 2, 2020